

601 Riverside Avenue
Jacksonville, FL 32204

December 8, 2015

<u>VIA EDGAR</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re: Fidelity National Financial, Inc.
10-K For Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-32630

Dear Mr. Rosenberg:

We are responding to the comment of the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") contained in its letter dated November 25, 2015 (the "**Comment Letter**") addressed to Fidelity National Financial, Inc. (the "**Company**"), relating to the Annual Report on Form 10-K for the Fiscal Year ended December 31, 2014 (the "**10-K**").

In this response letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with the Company's response.

1.   *You state on page 70 that on June 30, 2014 you completed a recapitalization of FNF common stock into two tracking stocks, FNF Group common stock and FNFV Group common stock. Please tell us the following:*

   •   *Why you present information about FNF Group and FNFV Group tracking stocks and do not present information about FNF common stock on the consolidated balance sheets and consolidated statements of equity.*

   Prior to June 30, 2014, the Company had only one class of stock issued and outstanding (FNF Class A common stock). The Company determined that it would be in the best interests of the Company's shareholders to create two tracking stocks: one stock to track the performance of the core title business, and one stock to track the performance of the Company's portfolio investments. The creation of these tracking stocks provides the Company's shareholders with more specific means to evaluate the Company's two primary value propositions.

   The Company discloses in Note A on page 70 (*emphasis added*):

   "On June 30, 2014, we completed the recapitalization of FNF common stock into two tracking stocks, FNF Group common stock and FNFV Group common stock. *Each share of the previously outstanding FNF Class A common stock ("Old FNF common stock")* was converted into one share of FNF Group common stock, which now trades on the New York Stock Exchange under the current trading symbol "FNF," and 0.3333 of a share of FNFV Group common stock, which now trades on the New York Stock Exchange under the trading symbol "FNFV." Both FNF and FNFV began regular trading on July 1, 2014."



U.S. Securities and Exchange Commission
December 8, 2015
Page 2

FNF Class A common stock was defined as "Old FNF common stock" (post-recapitalization) and is presented on the consolidated balance sheets as follows:

Old FNF common stock, Class A, $0.0001 par value; authorized, 600,000,000 shares as of December 31, 2013; issued 292,289,166 shares as of December 31, 2013

As FNF Group and FNFV Group were the relevant classes of stock outstanding on December 31, 2014, these two classes were presented in the consolidated balance sheet. For the same reason, Old FNF common stock was presented as of December 31, 2013 because it was the only outstanding class of stock as of that date. The consolidated statements of equity follow the same rationale and present the relevant class or classes of common stock outstanding for the time period presented.

- *Why you present, for each period, earnings per share attributable to Old FNF common shareholders.*

The Company presented earnings attributable to each class of stock in accordance with the 2000 SEC Speech by Joel Levine (the "**Levine Speech**") at the Twenty-Eighth Annual National Conference on SEC Developments (See Exhibit A attached) that provided the applicable guidance related to tracking stock. In that speech, Mr. Levine stated in pertinent part:

"For the period that includes the issuance of the tracking stock, the registrant's financial statements should report the FAS 128 EPS of the registrant's single stock up to the date the tracking stock was issued, then for each class of stock for the period they were outstanding."

Consistent with the Levine Speech guidance, net earnings per share attributable to Old FNF common shareholders reports the Net earnings attributable to Old FNF common shareholders and the weighted averages of shares outstanding of Old FNF common stock up to the date the tracking stock was issued, June 30, 2014.

- *Why you do not present consolidated earnings per share, for each year, for FNF reflecting retroactive effect of shares issued in the recapitalization.*

In accordance with the Levine Speech, the Company did not reflect the retroactive effect of shares included in the recapitalization. In that speech, Mr. Levine noted, in pertinent part, the following (*emphasis added*):

"For the period that includes the issuance of the tracking stock, the registrant's financial statements should report the FAS 128 EPS of the registrant's single stock up to the date the tracking stock was issued, then for each class of stock for the period they were outstanding. *The creation of the tracking stock capital structure should not be accounted for retroactively, in a manner similar to a stock split.*"

- *Why, if the earnings per share and earnings attributable to FNF Group and FNFV Group are for the period from July 1 to December 31, 2014, you do not clearly denote as such on the face of the consolidated statements of earnings. And consequently, why you base the weighted average shares outstanding for the respective earnings per share for FNF Group and FNFV Group for a year rather than the period from July 1 to December 31, 2014.*



U.S. Securities and Exchange Commission
December 8, 2015
Page 3

We believe that the Company disclosure in Note A starting on page 76 (*emphasis added*) clearly denotes such information, as set forth below:

"Earnings Per Share

Basic earnings per share, as presented on the Condensed Consolidated Statement of Earnings, is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the period. In periods when earnings are positive, diluted earnings per share is calculated by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding plus the impact of assumed conversions of potentially dilutive securities. For periods when we recognize a net loss, diluted earnings per share is equal to basic earnings per share as the impact of assumed conversions of potentially dilutive securities is considered to be antidilutive. We have granted certain stock options, shares of restricted stock, convertible debt instruments and certain other convertible share based payments, known as profits interests, which have been treated as common share equivalents for purposes of calculating diluted earnings per share for periods in which positive earnings have been reported.

Options or other instruments which provide the ability to purchase shares of our common stock that are antidilutive are excluded from the computation of diluted earnings per share. For the years ended December 31, 2014, 2013, and 2012, options to purchase 2 million shares, 1 million shares and 4 million shares, respectively, of our common stock were excluded from the computation of diluted earnings per share.

As of the close of business on June 30, 2014, we completed the recapitalization of Old FNF common stock into two tracking stocks, FNF Group common stock and FNFV Group common stock. As a result of the recapitalization, the weighted average shares outstanding presented on the Consolidated Statements of Earnings includes shares of Old FNF common stock, FNF Group common stock and FNFV Group common stock. Earnings per share for all periods presented is attributed to the related class of common stock."

The Company considered basing the weighted average shares outstanding on the respective six month period that each class of stock was outstanding. However doing so would have resulted in 273 million basic weighted average shares of Old FNF common stock, 276 million basic weighted average shares of FNF Group common stock and 92 million basic weighted average shares of FNFV Group common stock. After careful consideration, the Company believes that, on balance, this disclosure would mislead the users of the financial statements by implying that there were more shares outstanding during the period (i.e. fiscal year ended 2014) than was the case. The Company's analysis also led the Company to conclude that doing so would be inconsistent with ASC 260-10-20, which defines weighted average shares outstanding as, "The number of shares determined by relating the portion of time within a reporting period that common shares have been outstanding to the total time in that period. In computing diluted EPS, equivalent common shares are considered for all dilutive potential common shares." The shares were weighted over the applicable period, which is the fiscal year ended December 31, 2014.



U.S. Securities and Exchange Commission
December 8, 2015
Page 4

Notwithstanding the above, we propose to add the following language to our future disclosures, where we believe applicable, which may include Note A, to clarify the methodology used to calculate weighted average shares outstanding for each class of stock prospectively (*addition emphasized*):

As of the close of business on June 30, 2014, we completed the recapitalization of Old FNF common stock into two tracking stocks, FNF Group common stock and FNFV Group common stock. As a result of this recapitalization, the weighted average shares outstanding presented on the Consolidated Statements of Earnings includes shares of Old FNF common stock, FNF Group common stock and FNFV Group common stock weighted over the 12 month period ended December 31, 2014. However, earnings per share attributable to Old FNF common shareholders are computed by dividing net earnings of FNF from January 1, 2014 through June 30, 2014 by the weighted average number of Old FNF common shares outstanding during the corresponding period (273 million basic shares and 282 million diluted shares). Earnings per share attributable to FNF Group common shareholders and to FNFV Group common shareholders are computed by dividing net earnings attributable to the FNF Group common shareholders and to the FNFV Group common shareholders from July 1, 2014 through December 31, 2014 by the weighted average number of common shares outstanding for each class of common stock during the corresponding period (276 million basic shares, 285 million diluted shares and 92 million basic shares, 93 million diluted shares, respectively).

2. *Please tell us why separate financial statements are not required for your less than 50% owned equity investee, Ceridian HCM Inc., consistent with Rule 3-09 of Regulation S-X as it appears the significance test has been met.*

The Company concluded that the equity method investee did not meet the significant subsidiary tests under Rule 1-02(w) of Regulation S-X. The Company recognized approximately $445 million in equity in earnings from Ceridian in the fiscal year ended December 31, 2014. These earnings were largely the result of Ceridian's sale of Comdata (the "**Comdata Sale**"), disclosed in Note D to the Company's consolidated financial statements. As a result of the Comdata Sale, the income from the Company's Ceridian holdings was greater than 20% of the Company's income from continuing operations. However, the Comdata Sale is considered a discontinued operation. The test set forth under Rule 1-02(w)(3) of Regulation S-X calls for an analysis of income from continuing operations. Since income from the Comdata Sale is reported in the investee's discontinued operations, the Company's Ceridian holdings do not meet the 20% threshold test under Rule 3-09 of Regulation S-X, and separate financial statements are not required.

In connection with the above-referenced filing by the Company, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the 10-K for the Fiscal Year Ended December 31, 2014; (2) Staff comments or changes to disclosure in response to staff comments in the 10-K reviewed by the Staff do not foreclose the Commission from taking any action with respect to the 10-K and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to the Staff's comments. Please direct any questions or comments regarding this letter or the Comment Letter to W. Mark Levinson, Esq. at Fox Rothschild LLP, at (310) 228-2133. Thank you.



U.S. Securities and Exchange Commission
December 8, 2015
Page 5

Sincerely,

FIDELITY NATIONAL FINANCIAL, INC.

/s/ Anthony J. Park,
Chief Financial Officer